January 4, 2013

Kieran G. Brown

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Advisers Preferred Trust, File Nos. 333-184169, 811-22756.

Dear Mr. Brown:

On September 28, 2012, Advisers Preferred Trust (the "Registrant"), on behalf of its sole series OnTrack Core Alternatives Fund (the "Fund"), filed a Registration Statement under the Securities Act of 1933 on Form N-1A.  On October 26, 2012, you provided written comments to the Registration Statement.  Please find below Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.  Some of the comments have been addressed in a prior response letter dated November 30, 2012, but are, in part, preserved or reproduced in this response letter for the sake of consistency.  However, the Registrant notes that it is complying with Section 14 of the Investment Company Act by having an initial capitalization consisting of $100,000 of cash, rather than relying upon an undertaking to comply with Section 14 through capital commitments.  The Registrant assumes that prior communications that addressed undertaking-related issues will be disregarded.  Typographical corrections have been made throughout but are not enumerated in this letter.  Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity.

PROSPECTUS

Fees and Expenses of the Fund (Page 1)

Comment 1.

Since the Fund is a new fund, please disclose in a footnote to the fee table that "Other Expenses" are based on estimated amounts for the current fiscal year.  See Instruction 6(a) to Item 3 of Form N-1A.

Response.

The fee table footnotes have been amended to state that other expenses are based on estimated amounts for the current fiscal year.

Principal Investment Strategies (Pages 1 - 2)

Comment 2.

The second sentence of the first paragraph under "Principal Investment Strategies" on page 1 states that "[t]he sub-advisor will use a flexible investment approach that emphasizes capital preservation, but allows the portfolio managers to adopt a less conservative posture and to increase emphasis on capital appreciation when they believe the additional risk is warranted by favorable market conditions."  Please explain to us how this emphasis on capital preservation is consistent with the Fund's investment objective, which is described as "Total return while keeping the Fund's volatility and downside risk below that of major equity market indices" (emphasis added).

Response.

Upon review, the Registrant believes that this strategy disclosure is consistent with the goal of total return because it has the potential to permit the Fund to avoid capital losses while achieving the income element of total return; and also allowing the Fund to achieve capital appreciation in favorable market conditions.  In total, Registrant believes this strategy is consistent with achieving both the income and capital appreciation elements of total return.

Comment 3.

The Fund's name is the OnTrack Core Alternative Fund.  Please explain to us why, consistent with rule 35d-1 under the Investment Company Act of 1940 (the "1940 Act"), the Fund does not have a policy to invest 80% of its net assets plus any borrowings for investment purposes in "alternative" investments.  Please also explain to us what it is about the Fund's investments and strategies that would make this a "core" fund.

Response.

The Fund has been renamed the OnTrack Core Fund.  The use of core in the Fund's name is suggested of its possible role in an investor's portfolio as a core holding or as a core amount alternative strategy funds.

Comment 4.

The third sentence of the first paragraph under "Principal Investment Strategies" on page 1 states that "[t]he sub-adviser seeks to achieve the Fund's investment objective by investing long-or-short primarily in stocks, bonds and commodities using the sub-adviser's technical and risk control strategies."  We note that the Fund intends to qualify as a regulated investment company under Subchapter M of the Code (see page 56 of the Statement of Additional Information ("SAI")). Please explain to us how the Fund will comply with the IRS position, adopted in Rev. Rul. 2006-1, 2006-2 I.R.B. 261, applicable to investment companies that have elected the tax treatment under Section 851 of the Internal Revenue Code.  This ruling provided that the income and gains from commodity-related derivatives are not qualifying income under Subchapter M of the Internal Revenue Code.  As a result, the Fund's ability to invest directly in commodities and commodity-linked derivatives as part of its investment strategy is limited by the requirement that it receive no more than 10 percent of its gross income from such investments.  Subsequent published guidance provided that the IRS will issue private letter rulings ("PLRs") to RICs that will permit them to invest in commodities and various commodity-based derivatives by means of a controlled foreign corporation ("Subsidiary"). See Rev. Rul. 2006-31 and Priv. Ltr. Rul. 200647017.  Please clarify in this section whether the Fund has applied for and/or received a private letter ruling.  Please also disclose in this section the means that the Fund will seek to ensure that the requirements applicable to regulated investment companies are satisfied, including whether the Fund will investment in commodities through a Subsidiary.

Response.

The Fund intends to limit its investments that generate non-qualifying income under Subchapter M such that it receives no more than 10 percent of its gross income from such investments.

Comment 5.

If the Fund will invest in commodities through a Subsidiary, please disclose the percentage of the Fund's assets that may be invested in the Subsidiary.  In addition:

a.

Please confirm to us that the Subsidiary will enter into an investment advisory agreement with the Fund's investment adviser pursuant to the requirements of Section 15(a) of the 1940 Act.

b.

Please confirm to us that the Subsidiary's board of directors will be signatories to the Fund's registration statement.

c.

Please confirm to us that the Subsidiary's financial statements will be consolidated with the Fund's.

d.

Please confirm to us that the Fund and the Subsidiary will meet all of the requirements of the 1940 Act on a consolidated basis.  In particular, please confirm to us that the consolidated entity will comply with the provisions of:  Section 8 of the 1940 Act relating to investment policies; Section 17 relating to affiliated transactions and custody; Section 18 relating to capital structure and leverage; and the sections relating to pricing and accounting.

e.

Please confirm to us that the Subsidiary will have an eligible custodian under Section 17(f) of the 1940 Act.

f.

Please confirm to us that the Subsidiary's expenses will be included in the Fund's fee table as a separate line item.

g.

Please confirm to us that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States and will agree to inspection of the Subsidiary's books and records by the staff.

h.

Please disclose whether the Fund has any intention to sell or transfer the shares of any such Subsidiary.

Response.

The Fund does not employ a subsidiary.

Comment 6.

The fifth sentence of the first paragraph under "Principal Investment Strategies" on page 1 states that the sub-adviser executes stock and bond investments primarily through, among other things, ETFs and mutual funds.  Please disclose in this section whether there are any limits on the Fund's investments in such entities.

Response.

The Registrant has amended disclosures to state there no limits on the Fund's investments in such entities.

Comment 7.

The sixth sentence of the first paragraph under "Principal Investment Strategies" on page 2 states that "[t]he Fund limits its investment in privately placed pooled vehicles that are commonly known as hedge funds to no more than 10% of Fund assets."  Please confirm to us that this 10% limitation applies to the Fund's investments in all companies that would be investment companies under the 1940 Act but for the provisions of Section 3(c)(1) or 3(c)(7) of the 1940 Act.  Please also confirm to us and disclose in the appropriate section that all hedge fund investments will be considered illiquid for purposes of the Fund's policy to invest no more than 15% of its assets in illiquid securities (see page 20 of the SAI).

Response.

The Registrant confirms that this 10% limitation applies to the Fund's investments in all companies that would be investment companies under the 1940 Act but for the provisions of Section 3(c)(l) or 3(c)(7) of the 1940 Act.  The Registrant also confirms that all hedge fund investments will be considered illiquid for purposes of the Fund's policy to invest no more than 15% of its assets in illiquid securities to the extent that such securities are considered illiquid.  The Registrant has amended disclosures that all hedge fund investments will be considered illiquid for purposes of the Fund's policy to invest no more than 15% of its assets in illiquid securities to the extent that such securities are considered illiquid.

Comment 8.

The first sentence of the second paragraph under "Principal Investment Strategies" on page 2 states that "[t]he Fund invests without restriction as to issuer or counterparty country or capitalization and without restriction as to bond credit quality, maturity, issuer type or structure."  Please disclose in this section that this means that the Fund may be investing to a significant degree in below investment grade bonds, which are commonly referred to as "junk" bonds, and in emerging markets.

Response.

The Registrant has amended disclosures to state that the Fund may be investing to a significant degree in below investment grade bonds, which are commonly referred to as "junk" bonds, and in emerging markets.

Comment 9.

The sixth sentence of the second paragraph under "Principal Investment Strategies" on page 2 states that "[w]hen the sub-adviser believes market conditions are appropriate, the Fund may borrow money from banks to make additional portfolio investments."  Please disclose in this section whether the Fund will wait until it is fully invested prior to borrowing money.

Response.

The Registrant confirms that the Fund will wait until it is fully invested prior to borrowing money.  However, the Registrant believes that this approach is generally understood by investors without further disclosure as the fund would have no incentive to incur the costs of borrowing unless it had expended its current cash position.

Comment 10.

The first sentence of the fourth paragraph under "Principal Investment Strategies" on page 2 states that "[t]he sub-adviser's technical strategy is based on a form of technical analysis known as 'chart analysis' that attempts to invest in up-trending assets that are expected to produce above average risk-adjusted returns" (emphasis added).  The second sentence states that "[t]he sub-adviser also uses this technique to take short positions in down-trending assets" (emphasis added).  Please explain in this section what is meant by up-trending and down-trending assets.

Response.

The Registrant has amended disclosures to clarify that up-trending assets are those with generally rising prices and down-trending assets are those with generally falling prices.

Principal Investment Risks (Pages 3 - 4)

Comment 11.

The last sentence of the first paragraph under "Principal Investment Risks" on page 3 states that "[t]he following risks apply directly and indirectly through mutual funds, ETFs and pooled vehicles."  Please add the phrase "to the Fund" after the word "apply" and add the phrase "the Fund's investment in" after the word "through."

Response.

The Registrant has made the requested additions.

Comment 12.

Please include in this section a summary of the risks of investing in equity securities.

Response.

The Registrant has made the requested addition of a summary of the risks of investing in equity securities.

Comment 13.

In the paragraph under "Derivatives Risk" on page 3, please include a summary of the risks of investing in futures.

Response.

The Registrant has amended derivatives risk to include a summary of the risks of investing in futures.

Comment 14.

The last sentence of under "Foreign Investment Risk" on page 3 states that foreign investment risks "are more pronounced in emerging market countries."  If the Fund expects to invest a significant amount in emerging markets, please add a separate risk for emerging market securities.

Response.

The Registrant has amended risk disclosures to include a summary of the risks of investing in emerging market securities.

Comment 15.

The second sentence under "Leverage Risk" on page 3 states that "[d]erivatives also magnify gains and losses because they require only a small investment relative to their notional amount."  Please delete the statement that derivatives may magnify gains as it is not a risk of the Fund.  The benefits of derivatives are discussed elsewhere in the prospectus.

Response.

The Registrant has removed references to gains under leverage risk.

Comment 16.

The prospectus includes a discussion of "Mortgage-Backed Securities Risk" on page 4.  If the Fund will be investing in mortgage-backed securities as a principal investment strategy, please disclose this fact under "Principal Investment Strategies" on pages 1 to 2.

Response.

The Registrant has amended principal investment strategy disclosures to include mortgage-backed securities.

Comment 17.

In the paragraph entitled "Mutual Fund, ETF Risk and Pooled Vehicle Risk" on page 4, please disclose that investors in the pooled vehicles will not have the protections of the 1940 Act and please briefly describe those protections.

Response.

The Registrant has amended the relevant risks disclosures to disclose that investors in the pooled vehicles will not have the protections of the 1940 Act and to describe those protections.

Comment 18.

If the Fund will invest in a Subsidiary please disclose any relevant risks of such investment.

Response.

The Fund will not invest in a subsidiary.

Performance (Pages 4 - 6)

Comment 19.

The fourth sentence of the first paragraph under "Performance" on page 4 states that "[t]he Fund has been managed in the same style and by the sub-adviser since the predecessor limited partnership commenced operations on October 20, 2000."  Please also disclose in this section whether the Fund has been managed by the same investment adviser.  If the Fund has not been managed by the same investment adviser for the relevant period, please explain to us how inclusion of predecessor performance in this section is consistent with the requirements of MassMutual Institutional Funds (pub. avail. Sept. 28, 1995).

Response.

The Registrant has deleted this prior performance presentation.  However, the Registrant has elected to include prior performance information in the statutory portion of the prospectus.

Comment 20.

The fifth sentence of the first paragraph under "Performance" on page 4 states that "[t]he Fund's investment goals, policies, guidelines and restrictions are, in all material respects, substantially similar to the predecessor limited partnership's investment goals, policies, guidelines and restrictions."  Please explain to us reasons why the goals, policies, guidelines and restrictions were different (other than the reasons disclosed concerning compliance with the 1940 Act).

Response.

The Registrant has deleted this prior performance presentation.  However, the following is preserved for consistency with the previous response letter and other communications.  (The Registrant notes that it does not believe there any differences in investment goals, policies, guidelines and restrictions other than de minimis differences in phrasing (other than the reasons disclosed concerning compliance with the 1940 Act).  The investment policies of the Funds are substantially similar. However, the “Transferring Fund” describes its investment objective as "to achieve the greatest possible gain while keeping the Fund’s volatility and risk at below market average," while the “Acquiring Fund’s” investment objective is "total return while keeping the Fund’s volatility and downside risk below that of major equity market indices."  The Registrant believes these are substantially similar in spite of the phrasing choices used to express nearly-identical goals.  Additionally, each Fund invests (long or short) primarily in similar or identical security types such as individual stocks, bonds, stock and bond mutual funds or exchange-traded funds, as well derivatives related to the preceding.  Furthermore, each Fund was or will be managed pursuant to Price Capital Management, Inc.’s (the sub-adviser) technical strategy that is based on a form of technical analysis known as "chart analysis" that attempts to invest long in up-trending assets (or short in down-trending assets) that are expected to produce above average risk-adjusted returns.  Up-trending assets are those with generally rising prices and down-trending assets are those with generally falling prices.  While the Acquiring Fund has Investment Company Act-mandated fundamental policies, the Transferring Fund has no such mandated policies.  Nonetheless, the Registrant believes that the Transferring Fund was managed in a way that would have been substantially compliant with the Fundamental policies of the Acquiring Fund.

The fees and expenses of the Acquiring Fund are 2.50% under a universal fee structure.  However, certain expenses such as short selling expenses are excluded from the universal fee and are estimated to be 0.05%.  The Transferring Fund pays operation expenses such as custody, administration and audit fees directly and pays a performance-based management fee of 0.95% plus 10% of net profits (or a limited partner may choice a flat management fee of 2.50% without a performance-based element).  While each Fund’s expenses are structured differently, the Registrant believes they would result in similar expenses for each investor.

Because the Transferring Fund is not subject to the Investment Company Act, its limited partners are not afforded the protections of the Investment Company Act.  For example, the Transferring Fund is not subject to limits on (1) the liquidity of Fund investments, (2) valuation policies, (3) affiliated transactions, (4) structure of management fees, (4) leverage and (5) custodian, nor is the Transferring Fund subject to affirmative requirements on disclosure and governance.  Consequently, Transferring Fund limited partners who become shareholders in the Acquiring Fund will gain the protections of the Investment Company Act.)

Comment 21.

The second to last sentence of the first paragraph under "Performance" on page 4 states that "[t]he bar chart shows how the performance for the predecessor limited partnership varied from year-to-year."  Please also disclose in this section that showing changes in performance from year to year provides some indication of risk.  See Item 4(b)(2)(i) of Form N-IA.

Response.

The Registrant has deleted this prior performance presentation.  However, the Registrant has amended prior performance information disclosures that appear in the statutory portion of the prospectus to state changes in performance from year to year provides some indication of risk.

Comment 22.

The first sentence of the first paragraph after the bar chart on page 5 states that "[t]he following table shows the average annual returns for the Fund's predecessor limited partnership over various periods ended December 31, 2011." Please clarify whether the returns are shown before or after expenses.

Response.

The Registrant has deleted this prior performance presentation.  However, the Registrant has amended prior performance information disclosures that appear in the statutory portion of the prospectus to state that returns are shown after expenses.

Comment 23.

The third to last sentence of the first paragraph after the bar chart on page 5 states that the Fund "was an unregistered limited partnership, did not qualify as a regulated investment company for federal income tax purposes and it did not pay dividends and distributions." The next sentence states that "[a]s a result of the different tax treatment, we are unable to show the after-tax returns for the predecessor limited partnership."  Please explain to us in more detail why the Fund cannot show after-tax returns.

Response.

The Registrant has deleted this prior performance presentation.  However, the Registrant has amended prior performance information disclosures that appear in the statutory portion of the prospectus to state that the limited partnership was not required to pay dividends and distributions and after tax returns cannot be meaningfully computed.  Because a limited partnership is a flow-through entity with respect to taxes, the concept of return after tax on sales of fund shares does not have a conventionally recognized meaning because the limited partners would have already been taxed on their share of realized gains and would face no further tax upon redemption.

Comment 24.

The last sentence of the first paragraph after the bar chart on page 5 states that "[t]he index information is intended to permit you to compare the predecessor limited partnership's performance to a broad measure of market performance."  Please also disclose that this is intended to provide an indication of risk.

Response.

The Registrant has deleted this prior performance presentation.  However, the Registrant has amended prior performance information disclosures that appear in the statutory portion of the prospectus to state that this disclosure is intended to provide an indication of risk.

Sub-Adviser Portfolio Managers (Pages 6)

Comment 25.

The paragraph under "Sub-Adviser Portfolio Managers" on page 6 states that the portfolio managers "have served the Fund as its portfolio managers since it commenced operations as a mutual fund in 2012."  Please tell us whether the portfolio managers also managed the predecessor limited partnership.

Response.

Mr. Price managed the predecessor limited partnership from its inception.

Additional Information About Principal Investment Strategies and Related Risks (Pages 6 -11)

Comment 26.

The first sentence of the first paragraph under "Technical and Risk Control Strategies" on page 6 states that "[w]hile the sub-adviser primarily relies on the use of chart analysis in an attempt to invest in up-trending assets that are producing above average risk-adjusted returns, it is also an advocate of modifying selection techniques as market conditions change." Please delete this sentence or revise it to state that the sub-adviser may modify its selection techniques in the future if market conditions change.

Response.

The Registrant has amended disclosures to note that the sub-adviser may modify its selection techniques in the future if market conditions change.

Comments 27.

The third to last sentence of the first paragraph under "Technical and Risk Control Strategies" states that "[r]isk control will be achieved through diversification, active trading and close monitoring of market and economic conditions" (emphasis added).  Since the Fund is not diversified under the 1940 Act, please revise this sentence to use a term other than "diversification."

Response.

The Registrant has deleted diversification from the related disclosures.

Comment 28.

The first part of the first sentence under "Leverage Risk" on page 9 states that "[b]orrowing magnifies the potential for gain or loss of the Fund."  Please delete the part of the sentence stating that borrowing magnifies the potential for gain as it is not a risk of the Fund.

Response.

The Registrant has removed references to gains under leverage risk.

Comment 29.

The last sentence of the paragraph under "Turnover Risk" on page 10 states that "[t]he Fund's portfolio turnover rate is expected to be above 100% annually."  Please also disclose this fact in the paragraph entitled "Turnover Risk" in the "Principal Investment Risks" section on page 4.

Response.

The Registrant has made the request amendment to turnover risk disclosures.

Comment 30.

The first sentence of the paragraph under "Temporary Investments" on page 11 states that "[t]o respond to adverse market, economic, political or other conditions, the Fund may invest 100% of its total assets, without limitation, in high-quality short-term debt securities, money market instruments and cash."  Please disclose in this section that this may prevent the Fund from achieving its investment objective.

Response.

Upon review, the Registrant notes the requested disclosure is presently included.

Management (Pages 12 -13)

Comment 31.

In the first paragraph under "Investment Adviser" on page 12 and the first paragraph under "Sub-Adviser" on page 12 please disclose the length of time that the relevant entity has been in business as an investment adviser.  See Item 10(a)(l)(i) of Form N-1A ("Describe the investment adviser's experience as an investment adviser").

Response.

The Registrant has added the requested disclosure.

Comment 32.

The last paragraph prior to "Sub-Adviser Portfolio Managers" on page 12 states that "[a] discussion regarding the basis for the Board of Trustees' approval of the advisory agreement and sub-advisory agreement will be available in the Fund's first annual or semi-annual shareholder report."  Please also disclose the period that will be covered by the report.  See Item 10(a)(l)(iii) of Form N-1A.

Response.

The Registrant has added the requested disclosure.

Comment 33.

The last sentence of the first paragraph under "Sub-Adviser and Portfolio Managers" on page 13 states that "Price Capital Management currently manages four hedge funds in addition to the OnTrack Core Alternative Fund using a similar investment strategy."  Please clarify that the OnTrack Core Alternative Fund is not a hedge fund.  Please also include a risk factor in the Principal Investment Risks section that discusses the conflicts of interest that arise from the sub-advisors management of these other similar funds.  The risk factor should specifically mention that the sub-adviser has an incentive to allocate investments to the hedge funds that have performance fees.

Response.

The Registrant has added the requested disclosure to state that the OnTrack Core Alternative Fund is not a hedge fund.  The Registrant notes the prospectus currently discloses that the sub-adviser has adopted policies to mitigate potential conflicts of interest.

How Shares are Priced (Pages 13 -14)

Comment 34.

At the beginning of the first paragraph under "How Shares are Priced" on page 13, please state that the price of Fund shares is based on net asset value.  See Item 11(a)(l) of Form N-lA.

Response.

The Registrant has added the requested disclosure.

How to Redeem Shares (Pages 16 -19)

Comment 35.

The second sentence of the paragraph after "Redemptions in Kind" on page 18 states that "[t]he Fund may also use redemption in kind for certain Fund shares held by Reflow." Please clarify whether these in kind redemptions are subject to the $250,000 and 1% limits that are applicable to other shareholders.  If they are not, please explain to us how this option in consistent with the requirements of ReFlow Fund, LLC (pub. avail. July 15, 2002).  In addition, please explain us to how the Fund will select which securities to distribute in kind to ReFlow.  Also explain to us, and disclose where appropriate, whether the Fund faces a conflict of interest in determining which securities to distribute in kind.  Please also globally change "Reflow" to "ReFlow" (consistent with the way the term is defined on page 11 of the prospectus).  Finally, please confirm to us that the Board has determined that participating in the program with ReFlow is in the best interests of the Fund and its shareholders.

Response.

The Registrant believes that its redemptions in kind policy is consistent with the requirements of ReFlow Fund, LLC (pub. avail. July 15, 2002) because ReFlow may request in kind distribution rather than distribution in cash.  The sub-adviser selects securities that are a pro-rata portion of the Fund's portfolio or it selects securities that it believes are broadly representative of the Fund's.  The Registrant does not believe the Fund faces a conflict of interest in determining which securities to distribute in kind.  Also, upon review of the no-action letter, the Registrant does not believe there are any letter-related conditions that would restrict or prevent ReFlow from requesting redemption in kind.  The Registrant has corrected references to the defined term ReFlow.  The Registrant confirms that the Board has determined, or will determine prior to the registration's effectiveness  that participating in the program with ReFlow is in the best interests of the Fund and its shareholders.

STATEMENT OF ADDITIONAL INFORMATION

Additional Information About the Fund's Investments and Risks (Pages 4-39)

Comment 36.

The third sentence of the third paragraph under "Emerging Markets" on page 8 refers to an "Underlying Fund."  We note that this is not a defined term.  Please define the term "Underlying Fund" in this section or in another appropriate section of the SAI.

Response.

The Registrant has deleted the term underlying fund from the emerging markets disclosure.

Comment 37.

The last full sentence on page 9 in the second paragraph under "Exchange Traded Funds" refers to the Lehman Brothers U.S. Aggregate Index and the Lehman 1-3 Year Treasury Bond Index.  Please update these references.  Please also confirm to us that the remainder of the section is also up to date.

Response.

The Registrant has made the requested correction.

Comment 38.

The second sentence of the second paragraph under "Futures Contracts" on page 11 states that "[t]his means that the Fund's primary purpose in entering into futures contracts is to protect the Fund from fluctuations in the value of securities or interest rates without actually buying or selling the underlying debt or equity security. " This statement is inconsistent with the third paragraph under "Principal Investment Strategies" on page 2 of the prospectus which states that "[t]he Fund may use leverage achieved through the use of swaps and futures, as well as bank borrowings, and other instruments to leverage the returns of the Funds' portfolio to take advantage of market opportunities."  Please revise the disclosure to be more consistent.

Response.

The Registrant has made the requested revisions to make the disclosures more consistent.

Comment 39.

The first sentence of the paragraph under "Regulation as a Commodity Pool Operator" on page 18 states that "[t]he Trust, on behalf of the Fund, [has filed] with the National Futures Association, a notice claiming an exclusion from the definition of the term 'commodity pool operator' under the Commodity Exchange Act, as amended, and the rules of the Commodity Futures Trading Commission promulgated thereunder, with respect to the Fund's operations." On February 9, 2012, the Commodity Futures

Trading Commission (the "CFTC") adopted amendments to its rules that may affect the ability of the adviser and sub adviser to claim an exclusion from registration as a "commodity pool operator" under the Commodity Exchange Act.  Will the adviser or sub-adviser be required to register as a commodity pool operator with the CFTC as a result of this rule?  If yes, please disclose that fact in this section.  If no, please explain to us why not.

Response.

The Registrant has amended disclosures to state that the adviser has claimed the exemption from commodity pool operator status as the Fund's operations will conform with section 4.5 under CFTC regulations.

Comment 40.

The last sentence of the third paragraph under "Illiquid and Restricted Securities" on page 20 refers to the National Association of Securities Dealers, Inc.  Please update this reference appropriately.

Response.

The Registrant has replaced National Association of Securities Dealers, Inc. with Financial Industry Regulatory Authority, Inc.

Comment 41.

In the paragraph under "Portfolio Turnover" on page 37, please specifically state that the Fund expects its turnover to be over 100%.

Response.

The Registrant has made the requested disclosure.

Comment 42.

The second sentence of investment Restriction 2 on page 38 states that the Fund's prohibition on issuing senior securities "is not applicable to activities that may be deemed to involve the issuance or sale of a senior security by the Fund, provided that the Fund's engagement in such activities is consistent with or permitted by the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff."  Since the 1940 Act does not permit open-end investment companies to issue senior securities (other than bank borrowings, which are dealt with in Investment Restriction 1), please clarify in this section what is meant by this sentence.  15 U.S.C. 80a-18(f)(l).

Response.

The disclosure has been amended to clarify that some Fund activities may be deemed to be similar to issuing senior securities.

Management of the Fund (Pages 40 - 42)

Comment 43.

The last paragraph before "Compensation" on page 42 states that "[t]he Trust does not have a nominating committee, but the Audit Committee will perform nominating committee functions, when and if needed."  Please disclose in this section whether in fulfilling nominating committee functions the Audit Committee will consider nominees recommended by security holders, and if so, describe the procedures to be followed by security holders in submitting recommendations.  Cf. Item 17(b)(2)(iv) of Form N-lA.

Response.

The Registrant does not have a policy to accept nominees recommended by security holders and has amended disclosures accordingly.

Comment 44.

The paragraph under "Trustee Ownership" on page 42 states that "[a]s of [_], 2012, none of the Trustees owned shares of the Fund because it had not yet commenced operations." Please also disclose in this section the dollar range of equity securities in all registered investment companies overseen by the director in the family of investment companies.  See Item 17(b)(4)(ii) of Form N-lA.

Response.

The Registrant has amended disclosures to include the dollar range of equity securities in all registered investment companies overseen by the director in the family of investment companies.

Code of Ethics (Page 43)

Comment 45.

The last sentence of the paragraph under "Code of Ethics" on page 43 states that "[t]he personnel of the Trust, Adviser and the Sub-Adviser are subject to the Code of Ethics when investing in securities that may be purchased, sold or held by the Fund."  Please clarify in this section whether personnel subject to the code may invest in securities, including securities that may be purchased or held by the Fund.  Item 17(e) of Form N-1A.

Response

The Registrant has amended disclosures to state that personnel subject to the code may invest in securities, including securities that may be purchased or held by the Fund.

Control Persons and Principal Holders of Securities (Page 43)

Comment 46.

Please disclose in this section the address of each control person and 5% shareholder.  Please also disclose in this section the percentage ownership held by such persons (or, in the case of control persons, any other basis of control).  If there are control persons, please explain the effect of that control on the voting rights of other security holders.  See Item IS(a) and (b) of Form N-1A.

Response

The Registrant has amended disclosures as requested.

Investment Advisory and Other Services (Pages 43 - 49)

Comment 47.

The second sentence of the first paragraph under "Investment Adviser" on page 43 states that "Ceros Holding AG, which owned by Copiaholding AG."  If true, please insert the phrase "is wholly" immediately after the word "which" in this part of the sentence.  Alternatively, please revise the sentence to indicate how much of Ceros Holdings AG is owned by Copiaholding AG.

Response.

The Registrant has made the requested ownership disclosure.

Comment 48.

The last sentence of the third paragraph under "Investment Adviser" on page 44 states that "[t]he Management Agreement was approved by the Board of the Trust, including by a majority of the Independent Trustees, at a meeting held on [__], 2012."  Please also disclose in this section whether the initial agreement was approved by the Fund's shareholders as required by Section 15 of the 1940 Act.

Response.

The Registrant has made the requested shareholder approval disclosure.

Comment 49.

In the section entitled "Sub-Adviser" beginning on page 44, please disclose whether the subadvisory agreement was approved by the Fund's Board, including a majority of the Independent Trustees, and whether the initial agreement was approved by the Fund's shareholders as required by Section 15 of the 1940 Act.

Response.

The Registrant has made the requested Trustee and shareholder approval disclosure.

Comment 50.

The fourth paragraph under "Sub-Adviser" on page 45 begins a discussion about the portfolio managers of the Fund.  Please disclose in this section the range of equity securities, if any, in the Fund beneficially owned by the portfolio managers as of the most recent practicable date.  See Item 20(c) of Form N-1A.

Response.

The Registrant has made the requested portfolio manager as shareholder disclosure.

Purchase, Redemption and Pricing of Shares (Pages 53 -54)

Comment 51.

The last sentence of the fourth paragraph under "Calculation of Share Price" on page 53 states that "[i]nformation that becomes known to the Fund or its agents after the NAV has been calculated on a particular day will not generally be used to retroactively adjust the price of the security or the NAV determined earlier that day."  Please describe in this section the circumstances under which information learned after NAV has been calculated would be used to retroactively adjust the price of the security.

Response.

The Registrant has amended disclosures to include a materiality standard for retroactively adjust the price of the security.

Comment 52.

The last sentence of the fifth paragraph under "Calculation of Shares Price" on page 54 states that "[fair valuation may also be used by the Board if extraordinary events occur after the close of the relevant market but prior to the NYSE Close."  Please also describe in this section any other instances in which fair value will be use (thinly traded security, etc.).

Response.

The Registrant has amended disclosures to include other instances in which fair value will be used.

Tax Status (Pages 56-62)

Comment 53.

The paragraphs under "Original Issue Discount and Pay-In-Kind Securities" on pages 61-62 indicate that the Fund invests in original issue discount and pay-in-kind securities.  If the Fund will invest in such securities, please disclose that fact in the appropriate section of the prospectus or SAI, and also disclose the risks created by investing in these securities.

Response.

The Registrant has amended disclosures to identify original issue discount and pay-in-kind securities as potential investments and disclosure their risks.

* * * * *

The Registrant acknowledges:

•

the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•

should the Commission or the staff:acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

•

the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Thompson Hine LLP